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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                              ---------------------


                                    FORM 11-K


 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934


                      For the Plan Year Ended June 30, 2005


                                       or


 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934


                         Commission file number: 1-16153
                         -------------------------------


                   Coach, Inc. Savings and Profit Sharing Plan
                            (Full title of the Plan)


                                   COACH, INC.
          (Name of issuer of the securities held pursuant to the Plan)


                    516 West 34th Street, New York, NY 10001
              (Address of principal executive offices); (Zip Code)


                                 (212) 594-1850
                     (Telephone number, including area code)




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS



                                                                                             Page Number
                                                                                             -----------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                          3


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits as of June 30, 2005 and 2004            4

         Statement of Changes in Net Assets Available for Benefits
                  For the Year Ended June 30, 2005                                               5

         Notes to Financial Statements                                                           6

 SUPPLEMENTAL SCHEDULE

         Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
         at End of Year) as of June 30, 2005                                                    12

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.


EXHIBITS                                                                                        13



SIGNATURE                                                                                       14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants of the Coach, Inc. Savings and Profit Sharing Plan and the Human Resources and Governance Committee of Coach, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in its net assets available for benefits for the year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held At End of Year) as of June 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

New York, New York
December 22, 2005

                   Coach, Inc. Savings and Profit Sharing Plan
                 Statements of Net Assets Available for Benefits






                                                                   June 30, 2005   June 30, 2004
                                                                 ----------------- -------------
Assets:
  Investments, at fair value:
   Fidelity Management Trust Company:
      Common and collective trust fund                           $     10,723,967  $  8,651,906
      Mutual funds                                                     42,686,357    33,854,714
   Coach, Inc. common stock                                            30,532,454    17,833,353
   Participant loans receivable                                         1,365,816       987,390
                                                                 ----------------- -------------

       Total Investments, at fair value                                85,308,594    61,327,363
                                                                 ----------------- -------------

  Receivables:
   Participant contributions                                              101,580             -
   Employer contributions                                               5,382,545     5,001,029
                                                                 ----------------- -------------

       Total Receivables                                                5,484,125     5,001,029
                                                                 ----------------- -------------

       Total assets                                                    90,792,719    66,328,392

Liabilities:
   Administrative expenses payable                                         25,364        31,098
                                                                 ----------------- -------------

Net assets available for benefits                                $     90,767,355  $ 66,297,294
                                                                 ================= =============

                     See accompanying Notes to Financial Statements


                   Coach, Inc. Savings and Profit Sharing Plan
            Statement of Changes in Net Assets Available for Benefits



                                                                                                        Year Ended
                                                                                                      June 30, 2005
                                                                                                  ----------------------
Additions:

  Net investment income:
    Net appreciation in fair value of investments                                                  $         12,637,005
    Interest and dividends                                                                                    1,377,135
                                                                                                  ----------------------

                                                                                                             14,014,140
                                                                                                  ----------------------

  Contributions:
    Participants                                                                                              5,623,872
    Employer                                                                                                  7,618,343
    Participant rollovers                                                                                       940,741
                                                                                                  ----------------------

                                                                                                             14,182,956
                                                                                                  ----------------------

           Total additions                                                                                   28,197,096
                                                                                                  ----------------------


Deductions:

   Participant withdrawals and benefit payments                                                               3,573,855
   Administrative expenses                                                                                      142,945
   Deemed distributions                                                                                          10,235
                                                                                                  ----------------------

           Total deductions                                                                                   3,727,035
                                                                                                  ----------------------

Net increase in assets available for benefits                                                                24,470,061

Net assets available for benefits:

  Beginning of year                                                                                          66,297,294
                                                                                                  ----------------------

  End of year                                                                                     $          90,767,355
                                                                                                  ======================



                          See accompanying Notes to Financial Statements

                   Coach, Inc. Savings and Profit Sharing Plan

                          Notes to Financial Statements


1.   Description of Plan

     The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General:

     The Plan, as amended, was adopted by Coach, Inc. (the "Company") effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.

     The Plan is administered by the Human Resources and Governance Committee ("Plan Committee") appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Eligibility:

     Employees become eligible and may elect to participate in the 401(k) feature of the Plan one year following their initial date of employment or attainment of age 21, whichever is later.

     Employees become eligible to participate in the profit sharing feature of the Plan one year following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, employees are required to work a minimum of 750 hours during the Plan year if the participant is a part time employee or 1,000 hours during the Plan year if the participant is an intern, temporary or seasonal employee.

     Contributions:

     The 401(k) feature of the Plan is funded by both employee and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code ("IRC"). Employer matching contributions to the accounts of Non Highly Compensated Employees ("NHCE's"), as defined by the IRS, are equal to 100% of the first 3% of each participant's eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of Highly Compensated Employees ("HCE's"), as defined by the IRS, are equal to 50% of up to 6% of each participant's eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.

                   Coach, Inc. Savings and Profit Sharing Plan

     The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company's Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. Profit sharing contributions for the Plan year ended June 30, 2005 were 3% of participant's eligible salaries, as defined, for all executive participants, and 6% of participant's eligible salaries, as defined, for all non executive participants. Eligible employees who had attained the ages of 35-39 and were credited with 10 or more years of vested service as of July 1, 2001 receive two times the above profit sharing contribution. Eligible employees who had attained the age of 40 or more and were credited with 10 or more years of vested service as of July 1, 2001 receive three times the above profit sharing contribution.

     All contributions are allocated among the various investment options according to the participant's selected investment direction.

     Participant Accounts:

     Each participant's account is credited with the participant's contributions and employer's matching and profit sharing contributions, as well as an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

     Vesting and Forfeitures:

     Percentage vesting for each category of contributions is as follows:


      Years of                Employer Matching Contributions     Employer Profit
     Service for    Employee       NHCE         NHCE                 Sharing
       Vesting    Contributions (Pre 7/1/02) (Post 7/1/02)  HCE   Contributions
       -------    ------------- ------------ -------------  ---   -------------

     Immediate      100%            -          100%          -       -
     1                -            20%           -          20%      -
     2                -            40%           -          40%      -
     3                -            60%           -          60%      -
     4                -            80%           -          80%      -
     5                -           100%           -         100%    100%

     A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55 if the participant has ten years of service with the Company. In the event a participant leaves the Company prior to becoming fully vested, the participant's unvested employer matching and profit sharing contribution accounts may forfeit. A forfeiture will occur in the plan year in which a participant takes a distribution of his/her total vested

                   Coach, Inc. Savings and Profit Sharing Plan account balance from the Plan, or if no distribution is taken, after five consecutive one-year breaks in service. If the participant does not take a distribution and rejoins the Company within one year, his or her account will vest as if they never left the Company; if the participant rejoins the Company between one and five years, vesting will continue from the point of rehire. If the participant does take a distribution, the amount that was forfeited will only be restored if the participant repays to the Plan the full amount of the distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company.

     Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2005 and 2004, forfeited non-vested amounts totaled $47,042 and $301,893, respectively. For the Plan year ended June 30, 2005, forfeitures of non-vested employer contributions totaled $269,865. During the Plan year ended June 30, 2005, $134,943 of forfeitures was used to pay Plan administrative expenses and $418,000 was used to reduce employer contributions.

     Administrative Expenses:

     Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, if any, or from the Trust.

     Participant Loans:

     Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant's account during the prior twelve month period. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. During the 2005 Plan year, interest rates on outstanding loans ranged from 4.0% to 8.5%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years unless used by the participant to purchase a primary residence, in which case the term is ten years. A participant may only have one loan outstanding at a time.

     If a participant's loan is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a loan after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant's account. These payments shall not be treated as employee contributions for any other purpose under the Plan. In the 2005 Plan year, deemed distributions totaled $10,235.

     Payment of Benefits:

     Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump sum cash distribution or in part in the form of installments. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

                   Coach, Inc. Savings and Profit Sharing Plan

     Any participant may apply to withdraw all or part of his or her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan Administrator, who is appointed by the Plan Committee, and are limited to amounts of participants' deferral contributions, effective July 1, 2002. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 1/2 and are limited to the participants' vested account balance. Hardship and in-service withdrawals will be subject to income taxes. Hardship withdrawals may also be subject to an additional tax based on early withdrawal.

     Investment Options:

     Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 20 different investment options, including a common collective trust fund, several mutual funds and the Company stock fund, in no less than 1% increments. Twice a month, the Plan Trustee buys shares of the Company's common stock at current market prices on the New York Stock Exchange.

2.   Summary of Significant Accounting Policies

     Basis of Accounting:

     The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

     Payment of Benefits:

     Benefit payments to participants are recorded when paid.

     Investment Valuation and Income Recognition:

     The Plan's investments are stated at market value. Shares of the trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares of Coach, Inc. common stock are stated at fair value as determined by quoted market prices at year-end. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized net appreciation on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

     Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

                   Coach, Inc. Savings and Profit Sharing Plan

     Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from estimates in amounts that may be material to the financial statements.

     Risk and Uncertainties:

     Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for benefits and changes therein.

3.    Investments

     The market value of individual investments that represent 5% or more of the Plan's total net assets available for benefits at June 30, 2005 and 2004 were as follows:

                                                                                                  June 30,     June 30,
 Fund                                                                                               2005        2004
------------------------------                                                                  -----------  ----------

 Fidelity Managed Income Porfolio, 10,723,967 and 8,651,906 shares, respectively                $10,723,967  $8,651,906
 Fidelity Balanced Fund, 425,286 and 367,586 shares, respectively                                 7,718,934   6,285,717
 Spartan U.S. Equity Index Fund, 256,399 and 232,625 shares, respectively                        10,853,387   9,412,016
 Neuberger Berman Genesis Trust, 216,227 and 201,528 shares, respectively                         9,896,687   8,202,185
 Coach, Inc. Common Stock, 909,516 and 789,262 shares, respectively                              30,532,454  17,833,353

     During the Plan year ended June 30, 2005, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,637,005 as follows:


 Fund Types
-----------------------------

 Mutual funds                                                                                                $2,591,039
 Coach, Inc. Common Stock                                                                                    10,045,966
                                                                                                            ------------

    Net appreciation in fair value of investments                                                           $12,637,005
                                                                                                            ============

4.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. Fidelity Management Trust Company, the Plan Trustee, is an affiliate of Fidelity Investments, Inc., and therefore,

                   Coach, Inc. Savings and Profit Sharing Plan these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses amounted to $142,945 for the year ended June 30, 2005.

     The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Coach, Inc.'s common stock transactions qualify as party-in-interest transactions. At June 30, 2005 and 2004, the Plan held 909,516 and 789,262 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $9,089,811 and $4,971,409 respectively.

5.   Federal Income Tax Status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 23, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

                                                                                                         Plan No.: 001
                                                                                                       EIN: 52-2242751
                                                                                                 Supplemental Schedule

                                   Coach, Inc.
                         Savings and Profit Sharing Plan
 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
                                  June 30, 2005


----------------------------------------------------------------------------------------------------------------------

 Identity of Issuer, Borrower,
 Lessor or Similar Party                                         Description                             Current Value
-------------------------------------------------   -------------------------------------                -------------


 * Fidelity Managed Income Portfolio                 Common and collective trust fund                     $10,723,967
 * Fidelity Balanced Fund                            Mutual fund                                            7,718,934
 * Fidelity Blue Chip Growth Fund                    Mutual fund                                            2,787,898
 * Fidelity Diversified International Fund           Mutual fund                                            4,386,172
 * Fidelity Equity-Income Fund                       Mutual fund                                            2,909,784
 * Fidelity Freedom 2000 Fund                        Mutual fund                                               26,721
 * Fidelity Freedom 2005 Fund                        Mutual fund                                                5,650
 * Fidelity Freedom 2010 Fund                        Mutual fund                                              215,354
 * Fidelity Freedom 2015 Fund                        Mutual fund                                               38,285
 * Fidelity Freedom 2020 Fund                        Mutual fund                                              236,863
 * Fidelity Freedom 2025 Fund                        Mutual fund                                               52,983
 * Fidelity Freedom 2030 Fund                        Mutual fund                                              479,328
 * Fidelity Freedom 2035 Fund                        Mutual fund                                              146,608
 * Fidelity Freedom 2040 Fund                        Mutual fund                                              278,166
 * Fidelity Freedom Income Fund                      Mutual fund                                               40,751
 * Fidelity U.S. Bond Index Fund                     Mutual fund                                            2,304,637
 * Calamos Growth Fund                               Mutual fund                                              308,149
 * Neuberger Berman Genesis Trust                    Mutual fund                                            9,896,687
 * Spartan U.S. Equity Index Fund                    Mutual fund                                           10,853,387
 * Coach, Inc. Common Stock                          Common stock                                          30,532,454
 Participant loans (1)                               Loans to participants with interest rates
                                                     ranging from 4.0% to 8.5% and with
                                                     maturity dates to June 9, 2015.                        1,365,816
                                                                                                         -------------

 Total                                                                                                    $85,308,594
                                                                                                         =============



* Represents a party-in-interest to the Plan.

Note: Cost information is not required for participant directed investments and is therefore not included.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                              EXHIBITS TO FORM 11-K

                      For the Plan Year Ended June 30, 2005

                           Commission File No. 1-16153



        Exhibits (numbered in accordance with Item 601 of Regulation S-K)



Exhibit
Number            Description


23.1              Consent of Deloitte & Touche LLP

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Coach, Inc. Savings and Profit Sharing Plan
                                 (Name of Plan)




                                    /s/ Felice Schulaner
                                    ----------------------
                                    Felice Schulaner
                                    Plan Administrator

                                    December 22, 2005